

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 31, 2021

Carl Firth, Ph.D.
Chief Executive Officer
ASLAN Pharmaceuticals Ltd
83 Clemenceau Avenue #12-03 UE Square
Singapore 239920

> **Re: ASLAN Pharmaceuticals Ltd**
> **Registration Statement on Form F-3**
> **Filed March 26, 2021**
> **File No. 333-254768**

Dear Dr. Firth:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at 202-580-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: J. Patrick Loofbourrow